Mail Stop 3561

March 10, 2008

<u>Via Fax & U.S. Mail</u>

Thomas S. Irwin
Chief Financial Officer
HEICO Corporation
3000 Taft St.
Hollywood, FL 33021

> **Re: HEICO Corporation**
> **Form 10-K for the fiscal year ended October 31, 2007**
> **Filed December 28, 2007**
> **File No. 001-04604**

Dear Mr. Irwin:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended October 31, 2007

Note 2. Acquisitions, page 55
Note 15. Commitments and Contingencies, page 72
 – Acquisitions, page 73

1.   We note from your disclosures in Note 15 that in connection with certain acquisitions consummated during fiscal years 2001 through 2007, minority interest shareholders have right to put their minority interest shares back to the company under certain conditions. In this regard, please tell us and revise your footnote in future filings to discuss in further detail the nature, terms and conditions of the put arrangements, including the type of shares held by minority interest shareholders (i.e. common, preferred shares, etc). Please note that we believe that redeemable minority interests which are considered outside the scope of both SFAS No. 150 and SFAS No. 133 are within the scope of ASR 268 and its related interpretations, including EITF Topic D-98. In this regard, tell us what consideration you have given to the guidance in paragraph 15 of EITF Topic D-98 in accounting for these instruments. Your response should explain in detail your accounting treatment of the put rights and how they have been recorded within your financial statements. Assuming a satisfactory response, we would expect you to revise future filings to provide clear and robust disclosure of your accounting treatment for these arrangements. We may have further comment upon receipt of your response.

2.   We note from the disclosures in Notes 2 and 15 that in connection with certain recent acquisitions, the Company may be obligated to pay additional consideration to the former shareholders of the acquired entities if certain earnings objectives are achieved. We also note from the disclosures in Notes 2 and 15, that during 2007 and 2006, the Company paid $7.3 million and $2.2 million of additional purchase consideration for acquisitions completed in prior years and accrued additional purchase consideration aggregating $11.7 million, $7.2 million and $3.0 million during fiscal 2007, 2006 and 2005, respectively, which was recorded as goodwill. Please tell us and revise the notes to your financial statements in future filings to explain in further detail the nature and terms of the conditions which must occur for this contingent consideration to become payable. As part of your response, please specifically address whether any of these payments are or were contingent upon the former shareholders of the acquired entities remaining employed with the Company. Your response should also explain in further detail why you believe it is appropriate to account for the accruals and payments made as part of the purchase price for the acquisitions rather than as compensation

expense. Refer to the guidance outlined in paragraphs 25 through 34 of SFAS No.141 and EITF 95-8.

3.   Also, please revise your table of contractual obligations included in MD&A to include disclosure of the maximum amounts of contingent consideration that you could be required to pay in future periods under the terms of your various acquisition agreements.

Note 3. Selected Financial Statement Information, page 58
Accrued Expenses and Other Current Liabilities, page 59

4.   We note from the disclosure in Note 3 that the Company has liabilities accrued for customer rebates and credits aggregating $10,452,000 and $9,056,000 as of October 31, 2007 and 2006, respectively. Please tell us in further detail the specific nature of the rebates and credits for which the Company has established accruals at October 31, 2007 and 2006. As part of your response and your revised disclosure in future filings, please explain how and when these rebates and credits are recognized and classified in your consolidated statements of operations. Refer to the guidance in EITF 01-9. We may have further comment upon receipt of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Thomas S. Irwin
HEICO Corporation
March 10, 2008
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief